UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 6 )*

Tribute Pharmaceuticals Canada Inc.

(Name of Issuer)

Common Shares

(Title of Class of Securities)

858557 10 1

(CUSIP Number)

John M. Gregory,  SJ Strateguic Investments, LLC  340 Martin Luther King, Jr. Blvd. Suite 200  Bristol,  Tennessee  37620  Phone : (423) 989-8133

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 03, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
SJ STRATEGIC INVESTMENTS LLC 30-0060195

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Tennessee

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
7,688,794(1)

	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER
7,688,794(1)

	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10,761,294(2)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11.2(3)%

14	TYPE OF REPORTING PERSON
OO

(1) Includes 7,063,794 shares of common stock held directly by SJ Strategic Investments LLC plus 625,000 shares of common stock SJ Strategic Investments LLC has the right to acquire within 60 days pursuant to warrants to purchase shares of common stock of the issuer.

(2) Includes 7,063,794 shares of common stock held directly by SJ Strategic Investments LLC plus 625,000 shares of common stock SJ Strategic Investments LLC has the right to acquire within 60 days pursuant to warrants to purchase shares of common stock of the issuer; 937,500 shares of common stock held directly by John M. Gregory plus 312,500 shares of common stock John M. Gregory has the right to acquire within 60 days pursuant to warrants to purchase shares of common stock of the issuer and 172,500 shares of common stock John M. Gregory has the right to acquire within 60 days pursuant to stock options; and 1,337,500 shares of common stock held directly by Kingsway Charities plus 312,500 shares of common stock Kingsway Charities has the right to acquire within 60 days pursuant to warrants to purchase shares of common stock of the issuer.

(3) Based on 94,476,238 shares of common stock outstanding as of September 30, 2014, as reported by the issuer in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2014, plus 1,250,000 shares of common stock subject to warrants exercisable within 60 days plus 172,500 shares of common stock subject to stock options exercisable within 60 days.

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
John M. Gregory

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
9,111,294(1)

	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER
9,111,294(1)

	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10,761,294(2)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11.2(3)%

14	TYPE OF REPORTING PERSON
IN

(1) Includes 7,063,794 shares of common stock held directly by SJ Strategic Investments LLC plus 625,000 shares of common stock SJ Strategic Investments LLC has the right to acquire within 60 days pursuant to warrants to purchase shares of common stock of the issuer; and 937,500 shares of common stock held directly by John M. Gregory plus 312,500 shares of common stock John M. Gregory has the right to acquire within 60 days pursuant to warrants to purchase shares of common stock of the issuer and 172,500 shares of common stock John M. Gregory has the right to acquire within 60 days pursuant to stock options.

(2) Includes 7,063,794 shares of common stock held directly by SJ Strategic Investments LLC plus 625,000 shares of common stock SJ Strategic Investments LLC has the right to acquire within 60 days pursuant to warrants to purchase shares of common stock of the issuer; 937,500 shares of common stock held directly by John M. Gregory plus 312,500 shares of common stock John M. Gregory has the right to acquire within 60 days pursuant to warrants to purchase shares of common stock of the issuer and 172,500 shares of common stock John M. Gregory has the right to acquire within 60 days pursuant to stock options; and 1,337,500 shares of common stock held directly by Kingsway Charities plus 312,500 shares of common stock Kingsway Charities has the right to acquire within 60 days pursuant to warrants to purchase shares of common stock of the issuer.

(3) Based on 94,476,238 shares of common stock outstanding as of September 30, 2014, as reported by the issuer in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2014, plus 1,250,000 shares of common stock subject to warrants exercisable within 60 days plus 172,500 shares of common stock subject to stock options exercisable within 60 days.

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Joan P. Gregory

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10,761,294(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11.2(2)%

14	TYPE OF REPORTING PERSON
IN

(1) Includes 7,063,794 shares of common stock held directly by SJ Strategic Investments LLC plus 625,000 shares of common stock SJ Strategic Investments LLC has the right to acquire within 60 days pursuant to warrants to purchase shares of common stock of the issuer; 937,500 shares of common stock held directly by John M. Gregory plus 312,500 shares of common stock John M. Gregory has the right to acquire within 60 days pursuant to warrants to purchase shares of common stock of the issuer and 172,500 shares of common stock John M. Gregory has the right to acquire within 60 days pursuant to stock options; and 1,337,500 shares of common stock held directly by Kingsway Charities plus 312,500 shares of common stock Kingsway Charities has the right to acquire within 60 days pursuant to warrants to purchase shares of common stock of the issuer.

(2) Based on 94,476,238 shares of common stock outstanding as of September 30, 2014, as reported by the issuer in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2014, plus 1,250,000 shares of common stock subject to warrants exercisable within 60 days plus 172,500 shares of common stock subject to stock options exercisable within 60 days.

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Susan Gregory

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10,761,294(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11.2(2)%

14	TYPE OF REPORTING PERSON
IN

(1) Includes 7,063,794 shares of common stock held directly by SJ Strategic Investments LLC plus 625,000 shares of common stock SJ Strategic Investments LLC has the right to acquire within 60 days pursuant to warrants to purchase shares of common stock of the issuer; 937,500 shares of common stock held directly by John M. Gregory plus 312,500 shares of common stock John M. Gregory has the right to acquire within 60 days pursuant to warrants to purchase shares of common stock of the issuer and 172,500 shares of common stock John M. Gregory has the right to acquire within 60 days pursuant to stock options; and 1,337,500 shares of common stock held directly by Kingsway Charities plus 312,500 shares of common stock Kingsway Charities has the right to acquire within 60 days pursuant to warrants to purchase shares of common stock of the issuer.

(2) Based on 94,476,238 shares of common stock outstanding as of September 30, 2014, as reported by the issuer in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2014, plus 1,250,000 shares of common stock subject to warrants exercisable within 60 days plus 172,500 shares of common stock subject to stock options exercisable within 60 days.

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
James M. Gregory

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,650,000(1)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
1,650,000(1)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10,761,294(2)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11.2(3)%

14	TYPE OF REPORTING PERSON
IN

(1) Includes 1,337,500 shares of common stock held directly by Kingsway Charities plus 312,500 shares of common stock Kingsway Charities has the right to acquire within 60 days pursuant to warrants to purchase shares of common stock of the issuer.

(2) Includes 7,063,794 shares of common stock held directly by SJ Strategic Investments LLC plus 625,000 shares of common stock SJ Strategic Investments LLC has the right to acquire within 60 days pursuant to warrants to purchase shares of common stock of the issuer; 937,500 shares of common stock held directly by John M. Gregory plus 312,500 shares of common stock John M. Gregory has the right to acquire within 60 days pursuant to warrants to purchase shares of common stock of the issuer and 172,500 shares of common stock John M. Gregory has the right to acquire within 60 days pursuant to stock options; and 1,337,500 shares of common stock held directly by Kingsway Charities plus 312,500 shares of common stock Kingsway Charities has the right to acquire within 60 days pursuant to warrants to purchase shares of common stock of the issuer.

(3) Based on 94,476,238 shares of common stock outstanding as of September 30, 2014, as reported by the issuer in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2014, plus 1,250,000 shares of common stock subject to warrants exercisable within 60 days plus 172,500 shares of common stock subject to stock options exercisable within 60 days.

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Kingsway Charities, Inc. 54-1668650

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Virginia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,650,000(1)

	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER
1,650,000(1)

	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10,761,294(2)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11.2(3)%

14	TYPE OF REPORTING PERSON
OO

(1) Includes 1,337,500 shares of common stock held directly by Kingsway Charities plus 312,500 shares of common stock Kingsway Charities has the right to acquire within 60 days pursuant to warrants to purchase shares of common stock of the issuer.

(2) Includes 7,063,794 shares of common stock held directly by SJ Strategic Investments LLC plus 625,000 shares of common stock SJ Strategic Investments LLC has the right to acquire within 60 days pursuant to warrants to purchase shares of common stock of the issuer; 937,500 shares of common stock held directly by John M. Gregory plus 312,500 shares of common stock John M. Gregory has the right to acquire within 60 days pursuant to warrants to purchase shares of common stock of the issuer and 172,500 shares of common stock John M. Gregory has the right to acquire within 60 days pursuant to stock options; and 1,337,500 shares of common stock held directly by Kingsway Charities plus 312,500 shares of common stock Kingsway Charities has the right to acquire within 60 days pursuant to warrants to purchase shares of common stock of the issuer.

(3) Based on 94,476,238 shares of common stock outstanding as of September 30, 2014, as reported by the issuer in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2014, plus 1,250,000 shares of common stock subject to warrants exercisable within 60 days plus 172,500 shares of common stock subject to stock options exercisable within 60 days.

Item 1.	Security and Issuer

Explanatory Note: This Amendment No. 6 to Schedule 13D is being filed by the Reporting Persons, defined below, to amend and restate Items 2, 3, 4 and 5 of the Schedule 13D/A filed on February 27, 2015.

The title and class of equity securities to which this statement relates is the Common Shares (the "Common Shares") of Tribute Pharmaceuticals Canada Inc. (the "Issuer"). The Issuer's principal executive offices are located at 544 Egerton Street, London, Ontario, Canada N5W 3Z8.

Item 2.	Identity and Background

(a)
This report is being filed by SJ Strategic Investments LLC, John M. Gregory, Joan P. Gregory, Susan Gregory, James M. Gregory and Kingsway Charities, Inc. (collectively, the "Reporting Persons"). SJ Strategic Investments LLC ("SJSI") is a Tennessee limited liability company which has a principal business of engaging in investment activities. The members of SJSI are John M. Gregory, Joan P. Gregory, Susan Gregory and James M. Gregory. Susan Gregory and James M. Gregory are the children of John M. Gregory and Joan P. Gregory of SJSI. Kingsway Charities, Inc. is a Virginia non-profit charitable organization for which James M. Gregory serves as Chairman of the Board of Directors.

(b)	340 Martin Luther King, Jr. Blvd., Suite 200 Bristol, TN 37620

(c)
John M. Gregory is the Managing Member of SJSI. Joan P. Gregory is a homemaker and is not presently employed in any other capacity. Susan Gregory is the Chief Investment Officer for SJSI. James M. Gregory is general counsel.

(d)	None.

(e)	None.

(f)	John M. Gregory, Joan P. Gregory, Susan Gregory and James M. Gregory are citizens of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration

Except for (i) the Common Shares purchased by Kingsway Charities, (ii) the 625,000 Common Shares and related warrants to purchase 625,000 Common Shares purchased by John M. Gregory on March 4, 2013 and (iii) the 172,500 Shares issuable upon exercise of stock options granted to John M. Gregory pursuant to the Issuer's stock option plan, all securities acquired by the Reporting Persons, including the Common Shares issued upon exercise of warrants on February 20, 2015, were purchased with the working capital of SJSI. The 625,000 Common Shares and related warrants to purchase 625,000 Common Shares purchased by John M. Gregory on March 4, 2013, and the partial exercise of such warrants on February 20, 2015, were purchased with Mr. Gregory's personal funds.

Item 4.	Purpose of Transaction

The Reporting Persons have acquired their Common Shares for investment purposes and may acquire additional Common Shares, in the open market and/or by exercising outstanding warrants and/or options, or dispose of some or all of the Common Shares, from time to time, depending upon price and market conditions, evaluation of alternative investments and other factors. The Reporting Persons intend to review on a continuing basis their investment in the Common Shares, the Issuer's business affairs and financial condition, as well as conditions in the securities markets and general economic and industry conditions. Additionally, on February 26, 2007, John M. Gregory was appointed to the Board of Directors of the Issuer.

John M. Gregory previously served as Chairman and President of Kingsway Charities, which purchased 400,000 Common Shares on August 27, 2012 and 625,000 Common Shares and related warrants to purchase 625,000 Common Shares on March 4, 2013, and which exercised 312,500 of those warrants on February 20, 2015. James M. Gregory currently serves as the Chairman of Kingsway Charities.

The information contained in Item 6 of the Schedule 13D, as amended, is hereby incorporated by reference into this Item 4.

Other than as set forth above, none of the Reporting Persons have any other plan or proposal which relates to or which would result in:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)
Any other material change in the Issuer's business or corporate structure including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g)	Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)
Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

(a)
The calculations in this Item are based upon 94,476,238 Common Shares issued and outstanding as of September 30, 2014 (based on information contained in documents publicly filed by the Issuer) plus 1,250,000 Common Shares subject to warrants exercisable within 60 days plus 172,500 Common Shares subject to stock options exercisable within 60 days. As of the date hereof, the Reporting Persons jointly beneficially owned 10,761,294 shares or 11.2% of the outstanding shares of Common Shares of this Issuer. The foregoing calculation is made pursuant to Rule 13d-3 promulgated under the Act.

(b)
The information contained in Item 2 is hereby incorporated by reference. SJSI has the sole power to vote or direct the vote of 7,688,794 shares and the sole power to dispose or direct the disposition of 7,688,794 shares. As Managing Member of SJSI, John M. Gregory also has the sole power to vote or direct the vote of 9,111,294 shares and the sole power to dispose or direct the disposition of 9,111,294 shares by virtue of his ability to direct the activities of SJSI. As Chairman of Kingsway Charities, James M. Gregory has the sole power to vote or direct the vote of 1,650,000 shares and the sole power to dispose or direct the disposition of 1,650,000 shares by virtue of his ability to direct the activities of Kingsway Charities. The Reporting Persons, other than SJSI, John M. Gregory and James M. Gregory, do not have the power to (i) vote or direct the vote for the shares beneficially owned by the Reporting Persons or (ii) dispose or direct the disposition of any of the shares beneficially owned by the Reporting Persons.

(c)	The Reporting Persons effected the following transactions in the Issuer's Common Shares during the past 60 days.

Transaction Date	Shares or Unites Purchased (Sold)	Price Per Share or Unit
(1) February 20, 2015 (2) February 20, 2015 (3) February 20, 2015	(1) SJSI exercised warrants to purchase 625,000 Common Shares

(2) John M. Gregory exercised warrants to purchase 312,500 Common Shares

(3) Kingsway Charities exercised warrants to purchase 312,500 Common Shares
(1) $0.50 (2) $0.50 (3) $0.50

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On February 19, 2004, SJSI acquired 4,088,794 shares of Common Shares from the Issuer at an aggregate purchase price of U.S. $3,025,708 pursuant to the Subscription Agreement.

In addition to the Subscription Agreement, SJSI has entered into a Securities Purchase and Piggy-Back Rights Agreement with the Issuer (the "Securities Purchase Agreement"). Under the terms of the Securities Purchase Agreement, SJSI obtained a right to subscribe for additional Common Shares of the Issuer in the future from time to time in order to maintain its percentage equity ownership interest in the Issuer, subject to adjustment in certain circumstances. Pursuant to the Securities Purchase Agreement, the Issuer has also granted SJSI the right to participate as a selling shareholder in the future offerings of the Issuer's Common Shares.

SJSI has also entered into Right of First Refusal Agreements with each of Peter Riehl, Patricia Riehl, Samuel Hahn and Kay Hahn, pursuant to which they have granted right of first refusal to SJSI in respect of the sale of securities in the Issuer owned by them.

The Subscription Agreement, the Securities Purchase Agreement and each of the Right of First Refusal Agreements are filed in their entirety as exhibits to the Schedule 13D filed by the Reporting Persons with the Commission on March 1, 2004 and are hereby incorporated into this Item 6 by reference.

On June 4, 2004, the Issuer granted SJSI the right to have a representative of SJSI observe the Issuer's board and committee meetings as long as SJSI continues to hold at least 10% of the issued and outstanding Common Shares. This right does not confer directorship status on, nor create directorship or any other fiduciary duties for SJSI and is not intended to give rise to any obligations (fiduciary or otherwise), or liabilities for SJSI to the Issuer, its officers, directors, shareholders or employees.

On February 26, 2007, John M. Gregory was appointed to the Board of Directors of the Issuer.

On March 4, 2013, the Reporting Persons purchased units consisting of an aggregate of 2,500,000 Common Shares, Series A warrants to purchase an aggregate of 1,250,000 Common Shares and Series B warrants to purchase an aggregate of 1,250,000 Common Shares at a purchase price of $0.40 per unit pursuant to a Securities Purchase Agreement with the Issuer in a private placement transaction (the "2013 Private Placement"). In connection with the 2013 Private Placement, the Reporting Persons also entered into a Registration Rights Agreement with the Issuer. The Securities Purchase Agreement, Registration Rights Agreement and Form of Series A/Series B warrant are filed as exhibits to this Amendment No. 4 to Schedule 13D and are hereby incorporated into this Item 6 by reference.

On February 20, 2015, SJSI exercised 625,000 Series A warrants at $0.50 per share; John M. Gregory exercised 312,500 Series A warrants at $0.50 per share; and Kingsway Charities exercised 312,500 Series A warrants at $0.50 per share.

Item 7.	Material to Be Filed as Exhibits

*1. Joint Filing Agreement

*2. Subscription Agreement by and between SJ Strategic Investments LLC and Stellar International Inc. dated February 18, 2004.

*3 Securities Purchase and Piggy-Back Rights Agreement by and between SJ Strategic Investments LLC and Stellar International Inc. dated February 18, 2004.

*4 Right of First Refusal Agreement between Peter Riehl and SJ Strategic Investments LLC dated February 18, 2004.

*5 Right of First Refusal Agreement between Patricia Riehl and SJ Strategic Investments LLC dated February 18, 2004.

*6 Right of First Refusal Agreement between Samuel Hahn and SJ Strategic Investments LLC dated February 18, 2004.

*7 Right of First Refusal Agreement between Kay Hahn and SJ Strategic Investments LLC dated February 18, 2004.

8 Securities Purchase Agreement dated February 27, 2013 (incorporated by reference from Exhibit 10.1 to the Form 8-K filed by the Issuer with the Commission on March 5, 2013)

9 Registration Rights Agreement dated February 27, 2013 (incorporated by reference from Exhibit 10.2 to the Form 8-K filed by the Issuer with the Commission on March 5, 2013)

10 Form of Series A/Series B warrant (incorporated by reference from Exhibit 10.3 to the Form 8-K filed by the Issuer with the Commission on March 5, 2013)

* Previously filed.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SJ Strategic Investments, LLC

March 16, 2015	By:	/s/ John M. Gregory
Managing Member

March 16, 2015	By:	/s/ John M. Gregory

March 16, 2015	By:	/s/ Joan P. Gregory

March 16, 2015	By:	/s/ Susan Gregory

March 16, 2015	By:	/s/ James M. Gregory

Kingsway Charities, Inc.

March 16, 2015	By:	/s/ James M. Gregory
Chairman of the Board of Directors

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Footnotes:

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)